May 17, 2005

Ms. Michele Gohlke
Branch Chief
Securities & Exchange Commission
Washington, D.C. 20549

Re:        SonoSite, Inc.
              Form 10-K for the year ended December 31, 2004
              File No. 000-23791

Dear Ms. Gohlke:

We received your letter dated May 9, 2005 regarding your review and comments of our filing referenced above.  In order to thoughtfully respond to your comments, we respectfully request an extension until June 10, 2005 to do so.  Per our telephone conversation, I understand that this extension is acceptable to you.

Sincerely,

/s/ Michael J. Schuh

Michael J. Schuh
Chief Financial Officer
SonoSite, Inc.